SEWARD & KISSEL LLP

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WRITER'S E-MAIL

February 25, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Growth Fund, a Series of
The AllianceBernstein Portfolios (Registration No. 811-05088 and
CIK No. 0000812015)

Dear Sir or Madam:

Enclosed please find a copy of a complaint filed in the District Court of Johnson County, Kansas on January 13, 2004 on behalf of Julie Parisi against the AllianceBernstein Growth Fund, a series of The AllianceBernstein Portfolios (the "Fund") and certain affiliated parties of the Fund listed in Appendix A. The Fund makes this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Paul M. Miller

cc: Linda B. Stirling
Stephen Laffey

APPENDIX A

AllianceBernstein Growth Fund,
A Series of The AllianceBernstien Portfolios

Affiliated Parties

Name	Registration No.	CIK No.	IARD No.
Alliance Capital Management Holding L.P.	001-09818 801-32361	0000825313	106998
Alliance Capital Management Corporation.	801-39910	N/A	107445
Alliance Capital Management L.P.	801-56720	N/A	108477

00250.0073 #465920

IN THE DISTRICT COURT OF JOHNSON COUNTY, KANSAS
CIVIL COURT DEPARTMENT

JULIE PARISI, by and through her mother and natural guardian ELLEN S. GOLDMAN,	)	04 CV 00263
Plaintiff,	)	Case No.
v.	)	Court No. 14
ALLIANCE CAPITAL MANAGEMENT HOLDINGS, LLP, ALLIANCE CAPITAL MANAGEMENT, L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, and ALLIANCEBERNSTEIN GROWTH FUND,	)	Division 60
Defendants.	)	

PETITION

COMES NOW Plaintiff Julie Parisi, by and through her mother and natural guardian Ellen S. Goldman, and brings this Petition against the above referenced defendants for violations of the Kansas Consumer Protection Act, K.S.A. § 50-623, *et seq.*, the Kansas Securities Act, K.S.A. § 17-1268, and other common law claims. In support of this Petition, Plaintiff hereby alleges and states as follows:

I. NATURE OF ACTION

1. Plaintiff Julie Parisi, by and through her mother and natural guardian Ellen S. Goldman, is a Kansas consumer who purchased or otherwise acquired, sold or owned shares in the AllianceBernstein Premier Growth Fund. During all relevant times that Plaintiff Julie Parisi purchased or otherwise acquired, sold or owned shares in the AllianceBernstein Premier Growth Fund, the defendants, individually and/or collectively, permitted or engaged in illegal and improper trading practices, in concert with certain institutional traders, thereby causing financial injury to Plaintiff.

II. JURISDICTION AND VENUE

2. The claims asserted herein arise exclusively under and pursuant to Kansas statutory and common law. As such, Plaintiff Julie Parisi has not sought to redress the violations alleged herein against defendants or obtain relief under any Federal law.

3. Pursuant to K.S.A. § 60-308(b)(1) this Court has personal jurisdiction over all defendants as they transacted business within the State of Kansas. In the alternative, jurisdiction is proper under K.S.A. § 60-308(b)(7)(A), as defendants caused injury to Plaintiff Julie Parisi arising from their omissions while engaged in solicitation and/or service activities in Kansas.

4. Venue is proper in the District Court of Johnson County, Kansas pursuant to K.S.A. § 60-603, and alternatively, K.S.A. § 60-605, because, *inter alia*, many of the events, activities, and omissions giving rise to this action occurred in substantial part in Johnson County, Kansas.

III. PARTIES

5. Plaintiff Julie Parisi, by and through her mother and natural guardian Ellen S. Goldman, is and was at all relevant times alleged herein a resident of the State of Kansas. On or about January 2, 1996, Plaintiff's mother, Ellen S. Goldman, purchased or otherwise acquired Class A and Class B shares in the AllianceBernstein Premier Growth Fund in Julie Parisi's name.

6. Defendant Alliance Capital Management Holdings, L.P. ("Alliance Holdings"), is and was at all relevant times to the allegations alleged herein, a foreign corporation organized and existing according the laws of the State of Delaware with its principal executive offices located at 1345 Avenue of the Americas, New York, New

York 10105. At all relevant times, Alliance Holdings has operated as a holding company providing investment management services to consumers throughout the State of Kansas through its affiliate and/or subsidiary defendant Alliance Capital Management, L.P. ("Alliance Capital Management"). As of March 31, 2003, Alliance Holdings owned approximately 30.7 percent of the outstanding shares of Alliance Capital.

7. Defendant Alliance Capital Management is located at 1345 Avenue of the Americas, New York, New York 10105. At all relevant times to the allegations alleged herein, Alliance Capital Management has managed and advised the family of Alliance Mutual Funds including, without limitation, the AllianceBernstein Funds. In this capacity, Alliance Capital Management had ultimate responsibility for overseeing the day-to-day management of the family of Alliance Mutual Funds.

8. Defendant Alliance Capital Management Corporation ("Alliance Corporation"), is and was at all relevant times to the allegations alleged herein, a foreign corporation organized and existing according the laws of the State of Delaware with its principal executive offices located at 140 Broadway, New York, New York 10005. At all relevant times, Alliance Corporation has been the general partner of defendants Alliance Holdings and Alliance Capital Management. Alliance Corporation owns 100,000 partnership units in Alliance Holdings, and a 1 percent general partnership interest in Alliance Capital Management.

9. Defendant AllianceBernstein Growth Fund is, without limitation, part of the family of Alliance Mutual Funds directly involved in this action.

10. Defendant Alliance Holdings, Alliance Capital Management, Alliance Corporation, and the AllianceBernstein Growth Fund are hereinafter collectively referred to as the "Alliance" defendants.

IV. FACTUAL ALLEGATIONS

11. This action concerns improper and illegal trading practices in the mutual fund industry which were intended to and indeed benefited the Alliance defendants at the expense of unsuspecting mutual fund investors including Plaintiff Julie Parisi. Two schemes have recently been uncovered which have incrementally deprived Plaintiff Julie Parisi of her hard-earned monies which she invested in the Strong Growth Fund.

12. In particular, two improper and illegal trading schemes are involved in the allegations set forth herein against the Alliance defendants. The first scheme involved the "late trading" of mutual fund shares. As described in more detail below, the illegal practice of "late trading" involves purchasing mutual fund shares at the closing price after the markets shut down. Mutual fund shares are priced once a day, and under ordinary and legal procedures, shares purchased after 4:00 p.m Eastern Standard Time (EST) are held in reserve and sold at the next day's price. The second scheme involved so-called "timing" of mutual funds. As described in detail below, "timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares, designed to exploit inefficiencies in the way mutual fund companies price their shares. As a result of "late trading" and "timing" of mutual funds, institutional investors including Canary and the Alliance defendants illegally profited at the expense of Plaintiff Julie Parisi who did not engage in any prohibited trading activity.

A. Late Trading

13. In accordance with 17 C.F.R. §270.22c-1(a) promulgated under the Investment Company Act of 1940, mutual fund shares must be sold or redeemed at a price based on the current Net Asset Value ("NAV") computed after receipt of an order to buy or redeem. This is commonly referred to as the "forward pricing" rule, which levels the playing field by ensuring that all investors on a given day are buying mutual fund shares at the same price. In this regard, mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the NAV, reflects the closing price of the securities comprising a fund's portfolio, along with the value of any cash maintained for the fund. Orders placed at any time during the trading day up to the 4:00 p.m. EST cutoff receive that day's NAV, but an order placed at 4:01 p.m. EST or thereafter receives the next day's NAV. Thus, forward pricing serves as an important mechanism that guards against investors who would take advantage of material information received after the market closed.

14. Despite the "forward pricing" rule in paragraph 13, the Alliance defendants, individually and/or collectively, exploited the unique way in which mutual funds set their prices by engaging in and/or facilitating illegal "late trading" schemes. Late trading occurs when an investor is allowed to buy or sell mutual fund shares after the 4:00 p.m. EST close of the market, but is allowed to receive the 4:00 p.m. EST price for the shares. Late trading is illegal because it allows investors, including Canary, to capitalize on financial information made public after the market closes to buy a fund at the prior day's NAV, and lock in on a quick profit when the fund's share price rises the next day. This is equivalent to betting on a horse race after the horses have crossed the

finish line. As such, an investor who can avoid forward pricing and buy at the prior NAV has a significant trading advantage that is not available to other investors, including Plaintiff Julie Parisi, who bought their mutual fund shares lawfully.

15. Late trading hurts long-terms investors in mutual funds, including Plaintiff Julie Parisi, by illegally diluting the value of their investment. In this regard, the "late trader's" arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. Essentially, the late trader is allowed into the fund after it is closed for the day to participate in a profit that would otherwise have gone wholly to the fund's buy-and-hold investors, including Plaintiff Julie Parisi. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock, or use cash on hand — stock and cash that used to belong to Plaintiff Julie Parisi and other consumers in the funds — to give the late trader his gain. Thus, putting aside the investment results of the mutual fund for the brief time that the late trader actually holds it, the late trader's gain is Plaintiff Julie Parisi's loss. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

16. Unbeknownst to Plaintiff Julie Parisi who invested in the mutual funds described herein, Canary and other institutional investors engaged in late trading on a daily basis from approximately March 2000 until July 2003, targeting dozens of mutual funds and illegally obtaining tens of millions of dollars with the complicity and involvement of mutual fund management companies. Upon information and belief, the Alliance defendants, individually and/or collectively, improperly facilitated Canary's late trading scheme in the funds described herein. During the declining market of 2001 and

2002, Canary and other institutional investors used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, magnifying Plaintiff Julie Parisi's losses.

B. Timing

17. Market timing is an investment practice involving short-term, "in-and-out" trading of mutual fund shares, which has a detrimental effect on shareholders, including Plaintiff Julie Parisi, who are long-term investors in mutual funds. This type of abusive trading isn't illegal on its own; however, it is illegal for a mutual fund firm to engage in or allow market timing of its funds if it disallows such trading activity in its prospectuses.

18. Registered investment advisors, including the Alliance defendants, have a fiduciary duty to manage their funds in the best interests of shareholders. This fiduciary duty is violated when unnecessary transaction costs are imposed on funds that are improperly timed, thereby diluting the value and performance of such funds. Additionally, this duty is violated when material non-public information which is never disclosed to other fund shareholders is used to improperly market time fund shares. Furthermore, this duty is violated when fund managers and institutional traders are allowed to extract profits directly from improperly timed funds that would otherwise go to long-term shareholders in such funds. Despite their fiduciary duty to Plaintiff Julie Parisi, the Alliance defendants knowingly allowed their funds to be improperly timed.

19. The Alliance defendants were well aware of the damaging effect that timers had on their funds. As such, it was represented in the Alliance funds' prospectuses that the Alliance defendants, implemented and/or employed policies and procedures to detect and prohibit improper market timing and/or excessive trading.

20. The Alliance defendants employed various mechanisms to curb rapid-fire traders and make funds unattractive to timers. By way of example, Alliance fund managers generally had the power simply to reject timers' purchases. Many funds also instituted short-term trading fees ("early redemption fees") that effectively wiped out the arbitrage that timers exploited. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers were required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries to Plaintiff Julie Parisi, the Alliance defendants were obligated to do their best to use these mechanisms to protect against the dilution and harm that timing caused.

21. Market timing and excessive short-term trading can dilute the value of mutual fund shares when a trader buys and sells shares rapidly and repeatedly to take advantage of inefficiencies in the way mutual fund prices are determined. Additionally, the value of the mutual funds can be diluted when the timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up. As a result, the next day's NAV is reduced for those investors who are still in the fund. Conversely, if the timer sells short on days market prices are falling—as Canary did—the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, magnifying the losses that shareholder, including Plaintiff Julie Parisi, experienced.

22. In addition to diluting the value of the mutual funds, market timing and excessive short-term trading harmed investors, including Plaintiff Julie Parisi, by raising transaction costs for mutual funds, disrupting the funds' portfolio management strategy,

requiring fund managers to maintain an elevated cash position, and causing lost opportunity costs and forced liquidations. Furthermore, these improper trading practices resulted in unwanted taxable capital gains for fund shareholders, including Plaintiff Julie Parisi, and reduced the fund's long-term performance. In short, while individual shareholders may profit from engaging in market timing or short-term trading of mutual fund shares, the costs associated with such improper trading practices are borne by all fund shareholders, including Plaintiff Julie Parisi.

23. Despite the prohibition against market timing in the funds' prospectuses and the clear harm to investors, the Alliance defendants, individually and/or collectively, permitted institutional investors, including Canary, and fund managers to engage in improper and excessive timing of their funds in exchange for increased management fees. Management fees are typically a percentage of the assets in the fund, and the more assets in the family of funds, the more money the fund manager makes. Knowing this, market timers such as Canary frequently offered Strong fund managers more assets in exchange for the right to market time trades. As such, the Alliance defendants improperly profited from the fees charged to their funds for providing financial advice and other services.

24. From at least 2000 to 2003, Canary and other institutional investors entered into agreements with the Alliance defendants to improperly time targeted mutual funds, including the AllianceBernstein Growth Fund. Canary and other institutional investors moved money among these targeted funds and other "resting places" such as money markets or similar funds in the same family. By keeping money—often many million dollars—in the same mutual fund family, fund managers were guaranteed management and other fees from the improperly timed funds. Thus, fund managers for

the Alliance defendants harmed investors, including Plaintiff Julie Parisi, by diluting mutual fund shares when inflated management fees were directly withdrawn from such funds.

25. As an additional inducement for allowing the improper timing of their funds, fund managers for the Alliance defendants often received what are commonly known as "sticky assets." These assets are typically long-term investments made in one of the fund manager's financial vehicles (e.g., a bond or hedge fund run by the manager) that assured a steady flow of fees to the manager. These sticky assets amounted to kickbacks by institutional investors such as Canary that were improperly engaged in time trading to the detriment of investors including Plaintiff Julie Parisi.

V. SUBSTANTIVE ALLEGATIONS
The Alliance Defendant Involvement in Illegal And Improper Trading Schemes

26. At all relevant times to the allegations alleged herein, the Alliance defendants knowingly entered into a number of illegal and improper arrangements with institutional investors, including Canary, for the purpose of engaging in late trading and/or market timing in Alliance mutual funds to the detriment of Plaintiff Julie Parisi.

27. On September 30, 2003, Alliance Capital Management announced in a press release published over *PR Newswire* that the New York State Attorney General and the SEC had contacted Alliance Capital Management in connection with the regulators' investigation of market timing and late trading practices in the mutual fund industry. In this press release, Alliance Capital Management disclosed the following:

> . . . based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, it *has identified conflicts of interest in connection with certain market timing transactions.* In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund product. (emphasis added).

28. On October 1, 2003, an article appearing in The Wall Street Journal identified the two Alliance Capital Management employees who were suspended as a result of their involvement in conflicts of interests in connection with certain market timing transactions as Gerald Malone and Charles Schaffran. In this article the New York State Attorney General's Office elaborated on the improper trading practices of Alliance Capital Management's employees as follows:

> . . . certain investors were allowed to make rapid trades in a mutual fund managed by Mr. Malone in exchange for making large investments in Alliance hedge funds also run by Mr. Malone.
>
> Mr. Schraffran is alleged to have helped a broker at a Las Vegas firm called Security Brokerage, Inc., gain the ability to make short-term trades in shares of Mr. Malone's mutual fund in exchange for investments into Mr. Malone's hedge fund.
>
> As previously reported, defendant Edward Stern's firm, Canary, appears to had arrangements allowing short-term trading with Alliance funds . . . Meanwhile, according to a copy of trade orders obtained by [Attorney General Elliot] Spitzer's office, on the evening of Jan. 13 this year, Mr. Stern placed late trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at the time would have amounted to an approximately [sic] $11 million transaction.

29. At no point in time relevant to the allegations alleged herein did the Alliance defendants disclose the improper and illegal trading arrangements described above to Plaintiff Julie Parisi. As such, the mutual fund prospectuses for the AllianceBernstein Growth Fund contained materially false and misleading statements

assuring Plaintiff Julie Parisi that fund managers discouraged and worked to prevent improper and illegal trading practices involving "late trading" and "market timing."

30. In this regard and by way of example, the "How the Funds Value Their Shares" policy in the November 3, 2003 prospectus for the AllianceBernstein Growth Fund falsely represented:

> The Funds' net asset value of NAV is calculated at the next close of regular trading on the Exchange (ordinarily, 4 p.m. Eastern time), each day the Exchange is open for business. To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Funds value their securities at their current market value determined on the basis of market quotations, or, if such quotations are not readily available, such other methods as the Funds' directors believe accurately reflect fair market value.
>
> Your order for purchase, sale, or exchange of shares is priced at the next NAV calculated after your order is received in proper form by the Fund . . . .

31. Despite the representations in paragraph 30, the Alliance defendants allowed investment institutions including Canary to purchase mutual fund shares at the closing price after the New York markets had closed to the detriment of shareholders in such funds, including Plaintiff Julie Parisi.

32. The prospectuses for the AllianceBernstein Growth Fund also falsely represented that the Alliance defendants actively safeguarded shareholders, including Plaintiff Julie Parisi, from the harmful effects of market timing. By way of example, the November 3, 2003 prospectus for the AllianceBernstein Growth Fund provided:

> Each Portfolio may refuse any order to purchase shares. In particular, the Portfolios reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations. Each Portfolio reserves that right to suspend the sale of its shares to the public in response to conditions in the securities markets or for other reasons.

33. Despite representing in the AllianceBernstein Growth Fund prospectuse that the funds were not intended for market timing or excessive trading, the Alliance defendants allowed investment institutions including Canary to improperly time trades in the fund to the detriment of shareholder, including Plaintiff Julie Parisi.

34. The Alliance defendants failed to disclose in mutual fund prospectuses to shareholders, including Plaintiff Julie Parisi that: (a) Alliance had entered into unlawful and improper agreements allowing institutional investors, including Canary, to time Alliance fund shares and/or to engage in late trading; (b) Pursuant to such unlawful and improper agreements, Canary and other favored investors regularly timed and/or late traded Alliance fund shares; (c) Alliance regularly allowed Canary and other favored investors to engage in trades that were disruptive to the efficient management of the Alliance mutual funds and increased fund costs; and (d) Pursuant to such unlawful and improper agreements, Alliance benefited financially at the expense of its fund shareholders, including Plaintiff Julie Parisi.

35. Moreover, by entering into unlawful and improper agreements allowing institutional investors such as Canary to market time fund shares, the Alliance defendants breached their fiduciary duty to Plaintiff Julie Parisi.

COUNT I
NEGLIGENT MISREPRESENTATION AND OMISSION

36. Plaintiff Julie Parisi, by and through her mother and natural guardian Ellen S. Goldman, repleads and incorporates by reference paragraphs 1 through 35 as though fully set forth herein.

37. The Alliance defendants, individually and/or collectively, made the foregoing misrepresentations and omissions with negligent disregard for their truth or falsity, intending that Plaintiff Julie Parisi would rely upon such misrepresentations and omissions in purchasing the securities sold to her, and in entrusting her accounts to defendants.

38. The representations were false, and the Alliance defendants knew they were false and/or acted with reckless disregard for their truth or falsity.

39. The representations were material to the purchase and/or holding of shares in mutual funds by Plaintiff Julie Parisi, who relied on said misrepresentations in entrusting her accounts to defendants.

40. As a direct result of the Alliance defendants' misrepresentations and omissions, Plaintiff Julie Parisi is entitled to damages.

WHEREFORE Plaintiff Julie Parisi, by and through her mother and natural guardian Ellen S. Goldman, prays for judgment in Count I of her Petition for damages, interest as allowed by law, reasonable attorney fees, costs of this action, and such other relief as the Court may deem just and proper.

COUNT II
PROFESSIONAL NEGLIGENCE

41. Plaintiff Julie Parisi, by and through her mother and natural guardian Ellen S. Goldman, repleads and incorporates by reference paragraphs 1 through 40 as though fully set forth herein.

42. The Alliance defendants owed Plaintiff Julie Parisi a duty of reasonable care in the handling and supervision of her investments in their mutual fund.

43. The Alliance defendants were negligent and careless in performing their duty to Plaintiff Julie Parisi, and the acts and omissions of the defendants fell below the standard of care for professionals in their field. As such, defendants' negligence and carelessness was the direct and proximate cause of the damages sustained by Plaintiff Julie Parisi.

WHEREFORE Plaintiff Julie Parisi, by and through her mother and natural guardian Ellen S. Goldman, prays for judgment in Count II of her Petition for actual damages, interest as allowed by law, reasonable attorney fees, costs of this action, and such other relief as the Court may deem just and proper.

COUNT III
VIOLATION OF THE KANSAS CONSUMER PROTECTION ACT

44. Plaintiff Julie Parisi, by and through her mother and natural guardian Ellen S. Goldman, repleads and incorporates by reference paragraphs 1 through 43 as though fully set forth herein.

45. The Alliance defendants are "persons" within the meaning of the Kansas Consumer Protection Act, K.S.A. § 50-624(f), and "suppliers" within the meaning of

K.S.A. § 50-624(i) who in the ordinary course of business, solicited and engaged in consumer transactions with Plaintiff Julie Parisi.

46. Plaintiff Julie Parisi is a "consumer" within the meaning of the Kansas Consumer Protection Act, K.S.A. § 50-624(b).

47. Individually and/or collectively, the Alliance defendants, in the ordinary course of business, solicited and engaged in consumer transactions with Plaintiff Julie Parisi which defendants knew or had reason to know were deceptive and violated the Kansas Consumer Protection Act, K.S.A. 50-626(a).

48. Individually and/or collectively, the Alliance defendants willfully used oral and written falsehoods as to material facts and/or failed to state material facts in violation of the Kansas Consumer Protection Act, K.S.A. § 50-626(b)(2) and (3).

49. Pursuant to K.S.A. 50-636, Plaintiff Julie Parisi has suffered damages as a result of defendants' violations of the Kansas Consumer Protection Act.

WHEREFORE Plaintiff Julie Parisi, by and through her mother and natural guardian Ellen S. Goldman, prays for judgment in Count III of her Petition for actual damages, a civil penalty of $10,000 for each violation alleged herein, interest as allowed by law, reasonable attorneys' fees, costs of this action, and such other relief as the Court may deem just and proper.

COUNT IV
Violation of the Kansas Securities Act

50. Plaintiff Julie Parisi, by and through her mother and natural guardian Ellen S. Goldman, repleads and incorporates by reference paragraphs 1 through 49 as though fully set forth herein.

51. Individually and/or collectively, the Alliance defendants offered and sold securities to Plaintiff Julie Parisi by means of untrue statements of material fact and by omitting to state material facts necessary in order to make the statements made in the light of the circumstances under which they were made not misleading in violation of K.S.A.§17-1268.

52. To the extent they were not sellers, the Alliance defendants either directly controlled and/or were agents who materially aided in the sales of securities to Plaintiff Julie Parisi. Defendants are jointly and severally liable to Plaintiff, pursuant to K.S.A. 17-1268.

53. Pursuant to K.S.A. 17-1268, Plaintiff Julie Parisi is entitled to rescission of her investments.

54. Pursuant to K.S.A. 17-1268, Plaintiff Julie Parisi also seeks interest at the statutory rate from the dates prescribed by the statute, together with attorney fees and costs of this action.

WHEREFORE, Plaintiff Julie Parisi, by and through her mother and natural guardian Ellen S. Goldman, prays for judgment in Count IV of her Petition for actual damages, interest as allowed by law, reasonable attorney fees, costs of this action, and such other relief as the Court may deem just and proper.

COUNT V
BREACH OF FIDUCIARY DUTY

55. Plaintiff Julie Parisi, by and through her mother and natural guardian Ellen S. Goldman, repleads and incorporates by reference paragraphs 1 through 54 as though fully set forth herein.

56. A confidential and fiduciary relationship of trust and confidence was created and existed between Plaintiff Julie Parisi and the Alliance defendants. As a result, the Alliance defendants owed Plaintiff Julie Parisi a fiduciary duty with respect to the securities referenced to herein.

57. Plaintiff Julie Parisi relied on the existence of a fiduciary relationship of trust and confidence in permitting the Alliance defendants discretion to make investment decisions and in the handling of the securities purchased and/or held by her.

58. The Alliance defendants, individually and collectively, have breached the fiduciary duties owing to Plaintiff Julie Parisi by the aforesaid acts and omissions, including but not limited to the following:

(a) That defendants' internal supervision and compliance would safeguard and protect Plaintiff Julie Parisi from the fraud, misrepresentation, deceit, schemes, and artifice that Plaintiff was subjected to; and

(b) That at all times defendants would fulfill their covenants of good faith and fair dealing with Plaintiff Julie Parisi and never commit acts to Plaintiff's detriment.

59. As a direct result of the breach of each of the fiduciary duties owed to Plaintiff Julie Parisi set forth herein, Plaintiff has suffered damages.

60. The aforementioned acts, misrepresentations, omissions and course of conduct were intentional, fraudulent and malicious, and entitles Plaintiff Julie Parisi to punitive damages.

WHEREFORE Plaintiff Julie Parisi, by and through her mother and natural guardian Ellen S. Goldman, prays for judgment in Count V of her Petition for actual damages, interest as allowed by law, punitive damages in an amount to be determined by the Court, reasonable attorney fees, costs of this action, and such other relief as the Court may deem just and proper.

VI. DEMAND FOR JURY TRIAL

COMES NOW Plaintiff Julie Parisi, by and through her mother and natural guardian Ellen S. Goldman, and hereby demands a trial by jury on all the issues set forth in the above-captioned action.

Submitted by:

Jeffrey S. Kruske KS# 20098
Law Office of Jeffrey S. Kruske
Sante Fe Law Building
Overland Park, Kansas 66204
(913) 648-3220
(913) 648-5875 (facsimile)

ATTORNEY FOR PLAINTIFF

CT System

Service of Process Transmittal Form

New York, New York

02/02/2004

Via Federal Express (2nd Day)

TO: Mark Manley Assistant General Counsel
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105
Phone: (212) 969-1337 ex:EMAIL: MARK_MANLEY@ACML.COM

RE: **PROCESS SERVED IN NEW YORK**

FOR Alliance Capital Management Corporation Domestic State: De

ENCLOSED ARE COPIES OF LEGAL PROCESS RECEIVED BY THE STATUTORY AGENT OF THE ABOVE COMPANY AS FOLLOWS:

1. TITLE OF ACTION:	Julie Parisi by and through her mother and natural guardian Ellen S. Goldman, Pltf. vs Alliance Capital Management Holdings, LP, Alliance Capital Management Corporation et al Defts.
2. DOCUMENT(S) SERVED:	Summons, Petition , Exhibits.
3. COURT:	United States District Court, Johnson County, Kansas Case Number 04CV00263
4. NATURE OF ACTION:	Action concerns improper and illegal trading practices in the mutual fund industry which were intended to and indeed benefited the Putnam Defts at the expense of unsuspacting mutual fund investors including Pltf Julie Parisi.
5. ON WHOM PROCESS WAS SERVED:	CT Corporation System, New York, New York
6. DATE AND HOUR OF SERVICE:	By Process server on 02/02/2004 at 01:10
7. APPEARANCE OR ANSWER DUE:	Within 20 Days.
8. ATTORNEY(S):	Jeffrey S. Kruske 913/648-3220 Law Office of Jeffrey S. Kruske Sante Fe Law Building Overland Park, KS 66204
9. REMARKS:	i-Note sent 02/02/2004 to DAVID_LESSER@ACML.COM i-Note sent 02/02/2004 to MARK_MANLEY@ACML.COM An imaged copy of the Lawsuit Document is available thru our Website (CTADVANTAGE.com).

CC: David Lesser
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105
Phone: (212) 969-1429 ex: FAX: (212) 969-1334
EMAIL: DAVID_LESSER@ACML.COM

SIGNED CT Corporation System
PER Roopmatee Jairam /EB
ADDRESS 111 Eighth Avenue
New York, NY 10011
SOP WS 0006033804

IN THE DISTRICT COURT OF JOHNSON COUNTY, KANSAS
CIVIL COURT DEPARTMENT

JULIE PARISI, by and through her mother and natural guardian ELLEN S. GOLDMAN,	)	04 CV 00263
Plaintiff,	)	Case No.
v.	)	Court No. 14
ALLIANCE CAPITAL MANAGEMENT HOLDINGS, LP, ALLIANCE CAPITAL MANAGEMENT, L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, and ALLIANCEBERNSTEIN GROWTH FUND,	)	Division 60
Defendants.	)	

SUMMONS

To: ALLIANCE CAPITAL MANGEMENT CORPORATION

You are hereby notified that an action has been commenced against you in this court. You are required to file your answer to the petition with the court and to serve a copy upon the plaintiff's attorney as follows:

Jeffrey S. Kruske
Law Office of Jeffrey S. Kruske
Sante Fe Law Building
Overland Park, Kansas 66204

within 30 days after service of summons upon you.

If you fail to do so, judgment by default will be taken against you for the relief demanded in the attached petition, which is incorporated herein by reference. Any related claim which you may have against the plaintiff must be stated as a counterclaim in your answer, or you will thereafter be barred from making such claim in any other action.

(Seal) JOHNSON COUNTY DISTRICT COURT KANSAS

Clerk of District Court

Dated: Jan. 14, 04 By [signature]